FDA lifts clinical hold on fitusiran

*	Clinical trial dosing to resume around year-end 2017

Paris and Cambridge, Mass. – December 15, 2017 – Sanofi Genzyme, the specialty care global business unit of Sanofi, and Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY), the leading RNAi therapeutics company, announced today that the U.S. Food and Drug Administration (FDA) has lifted the hold on clinical studies with fitusiran, including the Phase 2 open-label extension (OLE) study and the ATLAS Phase 3 program.

Alnylam and the FDA had previously reached alignment on new clinical risk mitigation measures, including protocol-specified guidelines and additional investigator and patient education concerning reduced doses of replacement factor or bypassing agent to treat any breakthrough bleeds in fitusiran studies.

The FDA has now approved the protocol amendments and other updated clinical materials for fitusiran studies. Fitusiran is an investigational RNAi therapeutic targeting antithrombin (AT) for the treatment of patients with hemophilia A and B. It is designed to lower levels of AT with the goal of promoting sufficient thrombin generation to restore hemostasis and prevent bleeding.

“We are pleased with the FDA’s decision to lift the clinical hold, as fitusiran holds the potential to help improve the lives of people living with hemophilia,” said Akin Akinc, Ph.D., Vice President and General Manager, Fitusiran at Alnylam. “With the additional risk mitigation measures in place, we look forward to the continued late-stage development of fitusiran and expect to resume dosing around year-end.”

The clinical significance of the fitusiran mechanism of action is under investigation. Fitusiran has not been approved by the FDA, EMA or any other regulatory authority for any indication and no conclusions can or should be drawn regarding the safety or effectiveness of this investigational therapeutic.

Sanofi has an alliance with Alnylam Pharmaceuticals to co-develop and co-commercialize fitusiran in the United States, Canada and Western Europe. In addition, Sanofi has the exclusive right to commercialize fitusiran in the rest of the world.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi Genzyme focuses on developing specialty treatments for debilitating diseases that are often difficult to diagnose and treat, providing hope to patients and their families. Learn more at www.sanofigenzyme.com.

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About Alnylam Pharmaceuticals

Alnylam (Nasdaq: ALNY) is leading the translation of RNA interference (RNAi) into a whole new class of innovative medicines with the potential to transform the lives of people afflicted with rare genetic, cardio-metabolic, and hepatic infectious diseases. Based on Nobel Prize-winning science, RNAi therapeutics represent a powerful, clinically validated approach for the treatment of a wide range of severe and debilitating diseases. Founded in 2002, Alnylam is delivering on a bold vision to turn scientific possibility into reality, with a robust discovery platform and deep pipeline of investigational medicines, including four product candidates that are in late-stage development. Looking forward, Alnylam will continue to execute on its “Alnylam 2020” strategy of building a multi-product, commercial-stage biopharmaceutical company with a sustainable pipeline of RNAi-based medicines to address the needs of patients who have limited or inadequate treatment options. Alnylam employs over 600 people in the U.S. and Europe and is headquartered in Cambridge, MA. For more information about our people, science and pipeline, please visit www.alnylam.com and engage with us on Twitter at @Alnylam or on LinkedIn.

Sanofi Contacts
Media Relations	Investor Relations
Ashleigh Koss	George Grofik
Tel. : +1 (908) 981-8745	Tel.: +33 (0)1 53 77 45 45
Mobile: +1 (908) 205-2572	ir@sanofi.com
mr@sanofi.com

Alnylam Contacts
Investor and Media Relations	Investor Relations
Christine Regan Lindenboom	Josh Brodsky
Tel: +1 (617) 682-4340	Tel: +1 (617) 551-8276

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Alnylam Forward Looking Statements

Various statements in this release concerning Alnylam’s future expectations, plans and prospects, including without limitation, Alnylam’s views with respect to the potential for fitusiran for the treatment of people with hemophilia, expectations regarding the timing for resumption of dosing in the fitusiran Phase 2 OLE study and Phase 3 ATLAS program, and expectations regarding its “Alnylam 2020” guidance for the advancement and commercialization of RNAi therapeutics, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results and future plans may differ materially from those indicated by these forward-looking statements as a result of various important risks, uncertainties and other factors, including, without limitation, Alnylam’s ability to discover and develop novel drug candidates and delivery approaches, successfully demonstrate the efficacy and safety of its product candidates, the pre-clinical and clinical results for its product candidates, which may not be replicated or continue to occur in other subjects or in additional studies or otherwise support further development of product candidates for a specified indication or at all, actions or advice of regulatory agencies, which may affect the design, initiation, timing, continuation and/or progress of clinical trials or result in the need for additional pre-clinical and/or clinical testing, delays, interruptions or failures in the manufacture and supply of its product candidates, obtaining, maintaining and protecting intellectual property, Alnylam’s ability to enforce its intellectual property rights against third parties and defend its patent portfolio against challenges from third parties, obtaining and maintaining regulatory approval, pricing and reimbursement for products, progress in establishing a commercial and ex-United States infrastructure, competition from others using technology similar to Alnylam’s and others developing products for similar uses, Alnylam’s ability to manage its growth and operating expenses, obtain additional funding to support its business activities, and establish and maintain strategic business alliances and new business initiatives, Alnylam’s dependence on third parties for development, manufacture and distribution of products, the outcome of litigation, the risk of government investigations, and unexpected expenditures, as well as those risks more fully discussed in the “Risk Factors” filed with Alnylam’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission(SEC) and in other filings that Alnylam makes with the SEC. In addition, any forward-looking statements represent Alnylam’s views only as of today, and should not be relied upon as representing its views as of any subsequent date. Alnylam explicitly disclaims any obligation, except to the extent required by law, to update any forward-looking statements.